

Mail Stop 4631

November 27, 2017

<u>Via E-mail</u>
Ms. Barbara Russell
Chief Financial Officer
Tor Minerals International, Inc.
722 Burleson Street
Corpus Christi, TX 78402

> **Re: Tor Minerals International, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Response Dated November 20, 2017**
> **File No. 0-17321**

Dear Ms. Russell:

We have reviewed your November 20, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 9 – Income Taxes, page F-23

1.   We note your response to prior comment 2. In future filings please disclose the fact, if true, that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction

and are of the same character as the temporary differences giving rise to the deferred tax assets.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551- 3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction